Abivax Annual Ordinary and Extraordinary General Meeting of May 11, 2026
Availability of the Preparatory Documents

PARIS, France, April 20, 2026, 10:05 PM CEST – Abivax SA (Euronext Paris & Nasdaq: ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, informs its shareholders that its ordinary and extraordinary general meeting (the “General Meeting”) will be held on May 11, 2026, at 3:00 pm (CEST), at the hotel Paris Marriott Opera Ambassador, located at 16 boulevard Haussmann in Paris (75009), France.

The preliminary notice of meeting comprising the agenda and the draft resolutions, as well as information on how to attend and vote at the General Meeting, was published in the Bulletin des Annonces Légales Obligatoires (BALO) of April 3, 2026 (N°2600756).

The information and preparatory documents for this General Meeting are made available to the Company’s shareholders in accordance with the procedures and within the time limits provided for by the applicable legal and regulatory provisions. The documents referred to in Article R.22-10-23 of the French Commercial Code are available on the Company’s website: www.abivax.com

About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contact:
Patrick Malloy
SVP, Investor Relations
Abivax SA
patrick.malloy@abivax.com
+1 847 987 4878